EXHIBIT 11. Earnings per share

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2006	2005	2006	2005
Net income	$2,540	$2,615	$6,360	$3,569
Weighted average shares outstanding	7,366	7,327	7,366	7,318

Basic earnings per share	$0.34	$0.36	$0.86	$0.49

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	12	16	11	16

Weighted average shares, diluted	7,378	7,343	7,377	7,334

Fully diluted earnings per share	$0.34	$0.36	$0.86	$0.49

(Net income divided by diluted shares)